SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

AMENDMENT NO. 1 to

SCHEDULE TO

 (RULE 13e-4)

TENDER OFFER STATEMENT UNDER

SECTION 14(d)(1) OR 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF 1934

 DCB Financial Corp

(Name of Subject Company (Issuer) and Filing Person (Offeror))

 Options to Purchase Common Shares, No Par Value Per Share

(Title of Class of Securities)

233 075 100

(CUSIP Number of Class of Securities (Underlying Common Stock))

J. Daniel Mohr

Executive Vice President & Chief Financial Officer

DCB Financial Corp

110 Riverbend Avenue

Lewis Center, Ohio 43035

(740) 657-7510

(Name, Address and Telephone Number of Person Authorized to Receive Notices and

Communications on Behalf of Filing Person)

With a copy to:

Jeremy D. Siegfried, Esq.

Porter, Wright, Morris & Arthur LLP

41 South High Street

Columbus, Ohio 43215

Telephone: (614) 227-2181

 CALCULATION OF FILING FEE

Transaction valuation*	Amount of filing fee**
$580,590	$67.46
*	Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 190,104 common shares of DCB Financial Corp that have an aggregate value of $580,590 will be exchanged pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals $116.20 per $1,000,000 of the transaction value.

**	Previously paid.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $67.46	Filing party: DCB Financial Corp
Form or Registration No.: Schedule TO	Date filed: November 25, 2014

☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:     ☐

This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on November 25, 2014 by DCB Financial Corp. The Schedule TO relates to the offer by DCB Financial Corp to exchange certain outstanding stock options for shares of its restricted stock on the terms and subject to the conditions described in the Offer to Exchange Outstanding Stock Options, dated November 25, 2014, which was filed as Exhibit (a)(1)(A) to the Schedule TO and may be amended or supplemented in the future.

Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein.

ITEM 12. EXHIBITS.

The Exhibit Index attached to this Schedule TO is incorporated herein by reference.

1

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

DCB FINANCIAL CORP

By:	/s/ J. Daniel Mohr
J. Daniel Mohr
Executive Vice President and Chief Financial Officer

Date: November 28, 2014

2

EXHIBIT INDEX

Exhibit
Number	Description

(a)	(1)(A)* Offer to Exchange Outstanding Stock Options, dated November 25, 2014, including Summary Term Sheet.

(1)(B)* Form of Email Communication to Eligible Option Holders.

(1)(C)* Form of Letter to Eligible Option Holders.

(1)(D)* Form of Election Form.

(1)(E)* Form of Change of Election Form.

(1)(F)* Form of Option Statement of Account.

(1)(G) DCB Financial Corp annual report on Form 10-K for the year ended December 31, 2013, filed with the SEC on April 15, 2014, and incorporated herein by reference.

(1)(H) DCB Financial Corp quarterly report on Form 10-Q for the fiscal quarter ended March 31, 2014, filed with the SEC on May 15, 2014, and incorporated herein by reference.

(1)(I) DCB Financial Corp quarterly report on Form 10-Q for the fiscal quarter ended June 30, 2014, filed with the SEC on August 14, 2014, and incorporated herein by reference.

(1)(J) DCB Financial Corp quarterly report on Form 10-Q for the fiscal quarter ended September 30, 2014, filed with the SEC on November 14, 2014, and incorporated herein by reference.

(1)(K) DCB Financial Corp current reports on Form 8-K dated January 10, 2014 (filed with the SEC on January 13, 2014), May 29, 2014 (filed with the SEC on June 2, 2014), July 24, 2014 (filed with the SEC on August 15, 2014), and October 30, 2014 (filed with the SEC on November 4, 2014), and each of the foregoing incorporated herein by reference.

(1)(L) DCB Financial Corp amended current report on Form 8-K/A dated May 23, 2013, filed with the SEC on July 31, 2014, and incorporated herein by reference.

(1)(M) The description of DCB Financial Corp common shares, which is contained in the current report on Form 8-K dated June 18, 2004 (filed with the SEC on June 18, 2004), or contained in any subsequent amendment or report filed for the purpose of updating such description, and incorporated herein by reference.

(1)(N) Form of Email Communication to Eligible Option Holders Regarding Schedule of Information Sessions.

(b)	Not applicable.

(d)	(1) DCB Financial Corp 2014 Restricted Stock Plan is incorporated herein by reference to Appendix B of the Company’s definitive proxy statement for the 2014 special meeting of shareholders dated September 18, 2014 (filed with the SEC on September 18, 2014).

(2)* Form of Restricted Stock Award Notice pursuant to the DCB Financial Corp 2014 Restricted Stock Plan.

(3) DCB Financial Corp 2004 Long-Term Stock Incentive Plan is incorporated herein by reference to Appendix D of the Company’s definitive proxy statement for the 2004 annual meeting of shareholders dated April 14, 2004 (filed with the SEC on April 14, 2004).

(g) Not applicable.

(h) Not applicable.

* Previously filed.

The SEC file number for any filings incorporated by reference is 000-22387. These filings, our other annual, quarterly and current reports, our proxy statements and our other SEC filings are available to the public on the SEC’s Internet site at http://www.sec.gov.